Attachment to Form N-SAR Sub-Item 77D

                  Fortis Series Fund, Inc.

                 Period ending June 30, 2000

Effective March 15, 2000, the name of Global Bond Series changed to Multisector Bond Series. Since its inception on January 3, 1995 until March 15, 2000, Global Bond Series had been managed by Mercury Asset Management International, Ltd., and invested principally in high quality U.S. and foreign government and corporate fixed income securities. A I M Capital Management ("AIM"), Inc. began managing Multisector Bond Series (the "Series") on March 15, 2000. The Series may invest up to 40% of its total assets in securities of foreign governments and companies. The Series may also invest up to 35% of its total assets in non-investment grade corporate bonds (sometimes referred to as "junk bonds" or "high yield" securities) and unrated corporate bonds deemed by AIM to be of comparable quality. The Series may also invest in preferred stock issues and convertible corporate debt.